Exhibit 21.1

Subsidiaries
Name	State of Incorporation or Formation
Kohl's Department Stores, Inc.	Delaware
Kohl's Illinois, Inc.*	Nevada
Kohl's Indiana, Inc.*	Delaware
Kohl's Indiana, L.P.	Delaware
Kohl's Michigan, L.P.	Delaware
Kohl's Value Services, Inc.*	Virginia
Kohl's Cares, LLC*	Wisconsin
KWAL, LLC	Wisconsin
KCA, LLC*	Wisconsin
KCA Holdings ULC	British Columbia

*These subsidiaries are wholly owned subsidiaries of Kohl's Department Stores, Inc.